February 28, 2005

Mail Stop 0409

Gerald J. Riehsen, III
Executive Vice President
Behringer Harvard Opportunity REIT I, Inc.
15601 Dallas Parkway, Suite 600
Addison, Texas  75001

Re:	Behringer Harvard Opportunity REIT I, Inc.
	Amendment No. 1 to Registration Statement on Form S-11 Filed February 11, 2005
      Registration No. 333-120847

Dear Mr. Riehsen:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1. Please supplementally describe the mechanics by which your shareholders would receive a prospectus relating to your other programs in which their dividends may be invested.
2. We note your response to comment 4. We have referred your response to the Division of Market Regulation and may have additional comments.

Prospectus Summary, page 1

Description of Properties to be Acquired, page 6

3. Please disclose whether your board of directors must approve borrowings in excess of 75% of the aggregate value of your assets.

4. Please specifically disclose when your debt policy limitations will apply. In particular, please clarify the meaning of "once we have invested most of our capital."

Special 10% Stock Dividend for Early Investors, page 8

5. Supplementally, please tell us the exemption from registration you will rely upon for the distribution of stock in the special dividend.

Ownership Diagram, page 10

6. Please disclose whether the owners of the remaining 45% of Behringer Harvard Holdings are affiliates of Robert Behringer.

Other Behringer Harvard Programs, page 17

7. We note your response to comment 20. Please clarify the disclosure to indicate that the order of the investment objectives indicates their relative importance.

Questions and Answers About this Offering, page 20

8. We note your response to comment 22. However, we consider the "Question and Answer" section to be part of the prospectus summary.
Accordingly, please revise to eliminate redundant disclosure.

9. Please provide a copy of the Prudential Real Estate Investors studies cited. Please supplementally advise us of your involvement, if any, in the preparation of the study and whether you have paid a fee for the preparation or use of the study.

Risk Factors, page 32

10. We note your response to comment 25(a). Risk factors specific to your business should precede more generic risk factors. Please move your risk factor regarding your opportunistic investment strategy so that it is the first risk factor in the "General Risks Related to Investments in Real Estate" subsection.
Conflicts of Interest, page 88

11. We note your response to comment 33. Please disclose in the conflicts of interest section that Behringer Harvard Holdings, an affiliate of the sponsor, may receive substantial fees in connection with its offering of Section 1031 tenant in common interests, and that the registrant`s participation in such a transaction facilitates the tenant in common offering.

Investment Objectives and Criteria, page 93

	General, page 93

12. We note your additional disclosure regarding exchange listed
REITs generally. Please supplementally advise us why this is relevant information for your Investment Objectives and Criteria section.

Federal Income Tax Considerations, page 120

	Opinion of Counsel, page 120

13. Counsel appears to be delivering a short form tax opinion which references the opinion as stated in the prospectus. Accordingly, the opinion should be delivered in the prospectus. Please revise the current disclosure to state the opinion being made, rather than referencing an opinion to be provided. Alternatively, you may provide a long-form opinion.

14. Please revise the opinion to clearly state that as of the date of the opinion the REIT is organized in conformity with the requirements for qualification and taxation as a REIT. Please revise accordingly.

15. Since you have not yet elected REIT status, it is not appropriate for the opinion to state that you will "continue to" meet the qualification requirements.

Description of Shares, page 142

	Share Redemption Program, page 148

16. In the event that funds set aside for redemption are not sufficient to accommodate all requests for redemption, it may not be clear whether the proceeds that are available will be applied to redemption requests on a pro rata basis. Please revise the disclosure to clarify.

Plan of Distribution, page 162

Minimum Offering, page 165

17. We note your response to comment 50 and your disclosure regarding the treatment of shares purchased by your advisor or its affiliates.
However, we do not see the corresponding changes in the disclosure with respect to the treatment of shares purchased by your executive officers and directors.

Prior Performance Tables

18. We note your response to comment 54. Please supplementally advise use when you expect to be able to update the prior performance tables without unreasonable effort or expense.

Financial Statements and Notes

19. Please update the financial statements in accordance with Rule
3-
12(d) of Regulation S-X.

	Note 1. Organization

20. We have read and considered your response to comment 57. We cannot locate your disclosures in response to our request to include the significant terms of the operating partnership agreement in footnote 1. Please explain and revise as appropriate.

21. Also, advise us and clarify in your disclosures the relationship among you, BHR Partners LLC and BHO Partners, as you disclosed on pages 159 and F-5 that BHR Partners LLC and BHO Partners each own
99.9% limited partner`s interests of the operating partnership.

	Note 2. Summary of Significant Accounting Policies

	Organization and Offering Costs, page F-5

22. The note indicates that the offering and organization costs are recorded at the time the Company becomes liable for the payment of these amounts. Explain to us how you considered SOP 98-5
(paragraph
12) and SAB Topic 5:D in determining the timing for recording these costs.

Exhibit D - Automatic Purchase Plan

23. Supplementally, please tell us why you have not registered shares to be issued under this plan on the registration statement. Assuming the automatic purchase plan is a public offering of your common stock, please tell us how you will satisfy your prospectus delivery obligations under Section 5(b) of the Securities Act. Also, please discuss whether your officers, directors, employees, or other affiliates who participate in the sale of your stock through this plan would be required to register with the Commission as broker-dealers.

24. Supplementally, please discuss whether the quarterly statements you will provide to each participant are sufficient for satisfying delivery of confirmation requirements in Exchange Act Rule 10b-10.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Andrew Mew at (202) 942-2913 or Jorge
Bonilla,
Reviewing Staff Accountant, at (202) 942-1993 if you have questions regarding comments on the financial statements and related matters.
Please contact Michael McTiernan, Attorney-Advisor, at (202) 824-
5445, or me at (202) 942-1960 with any other questions.


Sincerely,



Karen J. Garnett
      Assistant Director



cc:	Rosemarie Thurston, Esq. (via facsimile)
      Morris, Manning & Martin, LLP
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Behringer Harvard Opportunity REIT I, Inc.
Page 5